UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                                               Commission File Number: 000-19514

                          NOTIFICATION OF LATE FILING


(Check  One):  [X]  Form  10-K  [ ]  Form  20-F  [ ]  Form  11-K  [ ] Form  10-Q
[ ]  Form  N-SAR  [ ] Form  N-CSR

For period ended: December 31, 2003
[ ]  Transition  Report  on  Form  10-K
[ ]  Transition  Report  on  Form  20-F
[ ]  Transition  Report  on  Form  11-K
[ ]  Transition  Report  on  Form  10-Q
[ ]  Transition  Report  on  Form  N-SAR
For  the  transition  period  ended:

     Read  Attached  Instruction  Sheet  Before Preparing Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If  the  notification relates to a portion of the filing checked above, identify
the  Item(s)  to  which  the  notification  relates:     N/A

                                     PART I
                             REGISTRANT INFORMATION

Full  name  of  registrant:  Gulfport  Energy  Corporation
                            ----------------------------------------------------

Former  name  if  applicable:

Address  of  Principal Executive Office (Street and number):  14313 North  May
                                                            --------------------
Avenue,  Suite  100
--------------------------------------------------------------------------------

City,  state  and  zip  code:  Oklahoma  City,  Oklahoma  73134
                             ---------------------------------------------------

                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


          (a)  The  reasons  described  in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable effort or expense;
   [X]    (b)  The  subject   annual   report,  semi-annual  report,  transition
               report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The  accountant's  statement  or  other  exhibit required by Rule
               12b-25(c) has  been  attached  if  applicable.

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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach extra sheets if needed.)

     Gulfport Energy Corporation (the "Company") is unable to file its Form 10-KSB within the prescribed time period due to the Company's unexpected difficulties in obtaining certain information necessary to complete the preparation of the report on a timely basis.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

                          Lisa Holbrook (405) 848-8807
                      -------------------------------------
                      (Name) (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Gulfport Energy Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March  30,  2004                By/s/Mike Liddell
                                         ---------------------------------------
                                         Mike  Liddell
                                         Chairman  of  the  Board  of  Directors

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violates (see 18 U.S.C. 1001).


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                              GENERAL INSTRUCTIONS

     (1)  This  form  is  required  by  Rule  12b-25  (17 CFR 240.12b-25) of the
General  Rules  and  Regulations  under  the  Securities  Exchange  Act of 1934.

     (2) One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     (3) A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     (4) Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     (5) Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ( 232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ( 232.13(b) of this chapter).

















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